UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

White Electronic Designs Corporation

(Name of Subject Company (Issuer))

Rabbit Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, STATED VALUE $0.10 PER SHARE

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$173,939,311	$12,401.88

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 24,848,473 shares of common stock, stated value $0.10 per share, of White Electronic Designs Corporation (“Seller”), at a purchase price of $7.00 per share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 23,638,277 shares of common stock of Seller that were issued and outstanding as of March 26, 2010; (ii) 1,180,196 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options as of March 26, 2010, and (iii) 30,000 shares of common stock subject to outstanding restricted stock units as of March 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,401.88	Filing Party: Microsemi Corporation and Rabbit Acquisition Corp.

Form or Registration No.: Schedule TO	Date Filed: March 31, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2010 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on April 9, 2010 and that certain Amendment No. 2 filed on April 16, 2010, the “Schedule TO”), by (i) Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, stated value $0.10 per share (the “Company Shares”), of White Electronic Designs Corporation, an Indiana corporation (“Seller”), at a purchase price of $7.00 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

(i) Item 11(a)(5) of the Schedule TO is hereby amended and supplemented to replace the existing disclosure regarding the Capgrowth Group and Labonte actions filed on April 6, 2010 and April 7, 2010, respectively, and (ii) the subsection entitled “Securities Class Action Litigation” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” as amended, is hereby amended and restated in its entirety as follows:

“Securities Class Action Litigation. On April 6, 2010, Capgrowth Group filed a putative class action lawsuit in the Marion County Circuit/Superior Court, Marion County, Indiana. Capgrowth Group alleges that it is a shareholder of Seller and purports to bring the lawsuit on behalf of itself and all other shareholders of Seller. The complaint names as defendants Brian R. Kahn, Jack A. Henry, Melvin L. Keating, Kenneth J. Krieg, Paul D. Quadros, Thomas J. Toy, Gerard R. Dinkel, Seller, Purchaser, and Parent. The complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing Seller to enter into the Merger Agreement, that Seller, Purchaser, and Parent aided and abetted the alleged breaches of fiduciary duty, and that Parent is coercing Seller’s shareholders to tender their shares. The complaint also alleges that Seller’s Schedule 14D-9 contained inadequate disclosures. Among other relief, the complaint seeks unspecified compensatory and rescissory damages, and interest, attorneys’ fees, expert fees and other costs.

On April 7, 2010, Greg Labonte filed a similar putative class action lawsuit in the Marion County Superior Court, Marion County, Indiana. Labonte also alleges that he is a shareholder of Seller and purports to bring the lawsuit on behalf of himself and all other Company shareholders. Labonte’s complaint names the same defendants as those named in the lawsuit brought by Capgrowth Group. Labonte’s complaint alleges, among other things, that the individual defendants breached their fiduciary duties in causing Seller to enter into the Merger Agreement, that Seller, Purchaser, and Parent aided and abetted the alleged breaches of fiduciary duty, and that Seller’s Schedule 14D-9 contained inadequate disclosures. Among other relief, Labonte’s complaint seeks an injunction against, or rescission of, the proposed transactions, unspecified compensatory and rescissory damages, and costs and attorneys’ and expert fees. The Labonte action was subsequently consolidated with the Capgrowth Group action by the Marion County Superior Court.

On April 9, 2010, a putative class action complaint was filed by IRA for Larry Rosenzweig, a purported shareholder of Seller, on behalf of Mr. Rosenzweig and all other Company shareholders in the Superior Court of Arizona for Maricopa County raising substantially the same claims and seeking similar relief to that sought by plaintiffs Capgrowth Group and Labonte. Mr. Rosenzweig, Capgrowth Group and Mr. Labonte are referred to collectively as the “Plaintiffs.”

On April 22, 2009, the parties to the Indiana action and the Arizona action (collectively, the “Actions”) entered into a memorandum of understanding (the “Memorandum of Understanding”) reflecting an agreement-in-principle to settle the Actions on terms and conditions set forth in the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, Seller agreed to make certain additional disclosures that are included in Amendment No. 3 to Seller’s Schedule 14D-9, and Plaintiffs, in turn, agreed to dismiss the Actions and release all claims and actions relating to the proposed transaction. In addition, the defendants agreed to pay or cause to be paid to Plaintiffs’ attorneys fees and expenses in an amount to be ordered by the Court but not to exceed $590,000 for the Actions. The settlement is subject to, among other things, final court approval and consummation of the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2010	Rabbit Acquisition Corp.

	By:	/s/ John W. Hohener

	Name:	John W. Hohener

	Title:	Chief Financial Officer

Microsemi Corporation

	By:	/s/ John W. Hohener

	Name:	John W. Hohener

	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

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